Mail Stop 4561

November 24, 2006

Mr. Donald G. Hildebrand
President and Chief Executive Officer
Geovax Labs, Inc.
1256 Briarcliff Road, N.E.
Emtech Bio Suite 500
Atlanta, Georgia 30306

      Re: **Geovax Labs, Inc.**
              Form 10-Q for the Quarterly Period Ended September 30, 2006
              File No. 000-52091

Dear Mr. Hildebrand:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Notes to Interim Consolidated Financial Statements

1.   We note that you have provided a portion of the footnote disclosures required by paragraph 30 of APB 28 in your critical accounting policies and estimates discussion contained within Item 2 of your report. Please tell us your consideration of providing the disclosure required by paragraph 30 of APB 28 in the footnotes to your financial statements. In addition, please ensure to provide all the disclosures required by paragraph 30 of APB 28 in all future filings.

Note 2. Stock-Based Compensation, page 6

2.   Your disclosure indicates you have adopted SFAS 123R utilizing the modified-prospective transition method. However, it appears that prior to adopting SFAS 123R, you used the minimum value method of measuring equity share options for purposes of complying with SFAS 123. Therefore, it appears you are required to adopt SFAS 123R using the prospective method pursuant to paragraph 83 of SFAS 123R. In addition, clarify how your pro forma disclosure for outstanding awards accounted for under the intrinsic value method of APB 25 complies with paragraph 85 of SFAS 123R. Please advise or revise as appropriate.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Donald G. Hildebrand
Geovax Labs, Inc.
November 24, 2006
page 3

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief